Exhibit 3

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: Broker-Dealer Operator Trading Activities on the ATS

a.   Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

☒ Yes   ☐ No

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

The following business units of JPMS are able to enter or direct the entry of firm orders and trading interest in the form of conditional orders (collectively, "Firm/Conditional Orders") into a JPMS algorithmic trading strategy or JPMS' smart order routing technology (collectively, the "algorithms/SOR"), which in turn is able to enter, or to be directed by the units below enter, Firm/Conditional Orders into JPM-X (using the "JPMS" MPID). The business units may enter or direct the entry of Firm/Conditional Orders in the capacities listed below. Note, references to principal activity may include executing principally for clients on a riskless principal basis:

1. The Over-the-Counter ("OTC") Listed International Sales and Trading unit of JPMS trades on an agency, riskless principal, or principal basis and primarily (i) facilitates client trading, including high-touch, electronic and portfolio trading, and hedges and/or unwinds the resulting risk and (ii) acts as a market maker or block positioner in U.S. and non-U.S. equities, equity listed options, OTC options, equity swaps, exchange-traded funds, preferred stocks, credit products, and equity structured products. The OTC Listed International Sales and Trading unit includes the following trading desks:

   i)   Americas Credit Indices, which trades on a principal basis in credit derivatives, fixed income, commodities, and currencies ETFs, and associated hedges and/or unwinds of the residual risk using, among others, listed equity, options, rates, and futures;

   ii)   Central Liquidity Book, which manages firm positions, including client facilitations on a principal basis;

   iii)   Commodities Trading, which trades principally in listed options and ETFs to hedge client facing commodity positions;

   iv)   Convertible Trading, which trades equities, futures, convertible corporate bonds and equity preferreds and convertible preferreds on a principal or agency basis;

Exhibit 3

v)   Corporate Trading, which trades equities, futures, equity listed options, equity OTC options, equity swaps, and equity structured products and facilitates open market activities for corporate clients on a principal basis;

vi)   Electronic Client Solutions Trading, which, on a principal or agency basis, primarily coordinates customer access to, and the monitoring and support of, JPMS direct-to-market (including agency-only direct to JPM-X), and algorithmic/SOR trading products;

vii)   Equity Finance Trading, which finances client and counterparty equity positions through swap transactions on a principal basis;

viii)   Exchange Traded Fund ("ETF") Flow, which, on a principal or agency basis, conducts and facilitates customer trading in U.S. exchange-listed ETP securities, acts as a block positioner in certain U.S. exchange-listed ETF securities, and engages in domestic and international creation/redemptions of ETFs, derivatives (OTC & Listed) and other securities;

ix)   Exotic, which trades equities, futures, equity listed options, exotic equity options, equity swaps, and equity structured products on a principal basis;

x)   FICC ETF, which, on a principal or agency basis, conducts and facilitates customer trading in U.S. exchange listed ETF securities and hedges risk using fixed income instruments as well as ETFs. In addition, the desk also acts as a block positioner in certain U.S. exchange listed ETF securities. Its activity also includes domestic and international creation/redemption of ETFs,;

xi)   Flow Index, which trades equities, exotic equity options, futures, equity listed options, equity swaps, and equity structured products on a principal or agency basis;

xii)   Franchise, which books block transactions with clients on a principal or agency basis and conducts and facilitates customer trading, on both an agency and a principal basis, in U.S exchange-listed, OTCBB, and pink sheet securities and also acts as a market maker or block positioner in certain U.S. exchange-listed, OTCBB, and pink sheet securities;

xiii)   High Yield Loan Trading Distressed, which trades on a principal basis and provides liquidity and risk management services to different clients in fixed income products and unlisted equity, and may hedge and/or unwind the residual risk using, among others, listed equity, options, futures and ETFs (bonds and equity);

xiv)   Index Swaps, which, trades index swaps and passive index-arb orders on a principal basis;

Exhibit 3

xv) International Trade, which primarily conducts and facilitates customer trading on both an agency and a principal basis in international securities (both ADRs and "locals") and acts as a market maker or block positioner in certain ADRs;

xvi) North America Delta One Swap, which engages in financing client and counterparty swap transactions related to custom baskets and ETFs, facing institutional clients on swaps and hedging the client swaps by executing in the market and with counterparties on a principal basis;

xvii) Program Trading, which primarily trades baskets on a principal or agency basis;

xviii) Program Trading Risk, which primarily manages risk associated with client facing program trading risk transactions on a principal basis; ~~and~~

xix) Single Stock Flow Volatility, which trades equities, equity indices, futures, equity listed options, equity vanilla OTC options, swaps, and equity structured products on a principal or agency basis~~.~~; and

<u>xx) Systematic Derivatives, which, on a principal or agency basis, facilitates customer transactions in equity derivatives, futures, exotic equity options, equity swaps and equity structured products and hedges the risk associated with this activity with various instruments, including cash equities, futures and options.</u>

2. Equity Finance, which may, on a principal basis, buy or sell stocks in connection with its facilitation of stock borrows and loans; and

3. WMIS, which handles order flow derived from Wealth Management business lines on an agency basis and is able to source liquidity from other units of the JPMS equities business that in turn are able to access JPM-X via the algorithms/SOR as described above.

JPMS
CRD No. 79
JPM-X Form ATS-N

Exhibit 3

Part III: Manner of Operations

Item 23: Market Data

a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

JPMS determines the NBBO and protected quotes and prices, prioritizes, and executes Firm/Conditional Orders in JPM-X based on market data received from direct feeds through Redline, JPM-X's market data provider, which uses (a) proprietary feeds from all national securities exchanges other than the Long-Term Stock Exchange and 24X National Exchange and (b) the Securities Information Processors (the "SIP") for the aforementioned ~~exchange and the ADF~~exchanges. Redline or JPMS will switch to extracting equivalent data from the SIP where a proprietary feed is unavailable, unstable, experiencing unacceptable latencies, or detected to be providing quotes that appear to have quality issues. When a direct feed is affected, the SIP is used for market data from the affected market, a Redline or JPMS will continue to use direct feeds from the unaffected markets to determine the NBBO. In the event of any disruption of services or other issues with any of the direct feeds, JPMS reserves the right to execute transactions in JPM-X based on market data from the SIP for any (or all) market center(s). As described in response to Part III, Item 20, JPMS may suspend trading in an NMS stock if the market data received by JPM-X for the stock from the SIP is unavailable, unstable, experiencing unacceptable latencies, or detected to be providing quotes that appear to have quality issues.

Summary report: Litera Compare for Word 11.8.0.56 Document comparison done on 10/28/2025 4:35:28 PM	
Style name: Default Style	
Intelligent Table Comparison: Active	
Original DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/107582731/1	
Modified DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/107582731/4	
Changes:	
Add	6
Delete	3
Move From	0
Move To	0
Table Insert	0
Table Delete	0
Table moves to	0
Table moves from	0
Embedded Graphics (Visio, ChemDraw, Images etc.)	0
Embedded Excel	0
Format changes	0
Total Changes:	9